EXHIBIT 12.1
NRG YIELD OPERATING LLC AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2017	2016 (b)	2015 (b)	2014 (b)	2013(a)(b)
		(in millions, except ratio)
Earnings:
Income from continuing operations before income tax	$61	$17	$95	$123	$149
Less:
Equity in earnings of unconsolidated affiliates	(71)	(60)	(31)	(22)	(27)
Capitalized interest	—	—	—	—	(26)
Add:
Fixed charges	300	277	261	220	100
Distributions from unconsolidated affiliates	72	58	60	21	15
Amortization of capitalized interest	3	3	3	3	2
Total Earnings:	$365	$295	$388	$345	$213

Fixed Charges:
Interest expense	281	264	251	211	68
Capitalized interest	—	—	—	—	26
Amortization of debt issuance costs	13	8	7	6	5
Approximation of interest in rental expense	6	5	3	3	1
Total Fixed Charges:	$300	$277	$261	$220	$100
Ratio of Earnings to Combined Fixed Charges	1.22	1.06	1.49	1.57	2.13

(a)
For all periods prior to the Yield, Inc.'s initial public offering on July 22, 2013, the accompanying combined financial statements represent the combination of the assets that the Company acquired and were prepared using NRG's historical basis in the assets and liabilities. For the purposes of the combined financial statements, the term "NRG Yield Operating LLC and Subsidiaries" represents the accounting predecessor, or the combination of the acquired businesses. For all periods subsequent to the Yield Inc. initial public offering, the accompanying audited consolidated financial statements represent the consolidated results of the Company.

(b)	Retrospectively adjusted as discussed in Item 15 — Note 1, Nature of Business, to the Consolidated Financial Statements.